JPMorgan Chase & Co.

June 2009
Pricing Sheet dated June 23, 2009 relating to
Preliminary Terms No. 10
Registration Statement No. 333-155535
Dated June 23, 2009
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

Buffered PLUS Based on the Value of the S&P 500® Index due June 30, 2011
Buffered Performance Leveraged Upside Securities^{SM}

PRICING TERMS – June 23, 2009	
Issuer:	JPMorgan Chase & Co.
Maturity date:	June 30, 2011, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-A-III.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$9,636,770
Payment at maturity:	If final index value is *greater than* initial index value, for each $10 principal amount Buffered PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If final index value is *equal to* initial index value *or less than* initial index value but has decreased from initial index value by an amount less than or equal to the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, $10 If final index value is *less than* initial index value and has decreased from initial index value by an amount greater than the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, ($10 x index performance factor) + $1.00 *This amount will be less than the stated principal amount of $10 per Buffered PLUS. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.*
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	895.10, the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	June 27, 2011, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-A-III.
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.875 (128.75% of the stated principal amount) per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see "Commissions and Issue Price" below)
Pricing date:	June 23, 2009
Original issue date:	June 30, 2009 (5 business days after the pricing date)
CUSIP:	46625H274
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and issue price:	Price to Public[1][2]	Fees and Commissions[2][3]	Proceeds to Company
Per Buffered PLUS	$10	$0.225	$9.775
Total	$9,636,770	$216,827.325	$9,419,942.675

(1)   The price to the public includes the estimated cost of hedging our obligations under the Buffered PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-14 of the accompanying product supplement no. MS-1-A-III.

(2)   The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.

(3)   JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.225 per $10 stated principal amount Buffered PLUS and used all of that commission to allow selling concessions to Morgan Stanley & Co. Incorporated ("MS & Co."). See "Underwriting" beginning on page PS-40 of the accompanying product supplement no. MS-1-A-III.

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Buffered PLUS are <u>not</u> guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program

"Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by JPMorgan Chase & Co. The Buffered PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Buffered PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-1-A-III, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 10 dated May 22, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002102/e35491fwp.pdf
Product supplement no. MS-1-A-III dated January 29, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209000361/e34259_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (866) 477-4776.

"Buffered Performance Leveraged Upside Securities^{SM}" and "Buffered PLUS^{SM}" are service marks of Morgan Stanley.